Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the Investment Company Bond ("Bond") received on April 19, 2017 as required by Rule 17g-1 (g) (1) (ii) (a);*

2) Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on June 27, 2017 as required by Rule 17g-1 (g) (1) (ii) (a);

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid is October 1, 2016 to October 1, 2017;

6) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid for the Edward Jones Money Market Fund is October 1, 2016 to January 27, 2017; and

7) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).*

*Incorporated by reference to the Fidelity Bond filing submitted on April 27, 2017.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 01-881-20-54   REPLACEMENT OF POLICY NUMBER: 01-840-62-02

FOLLOW FORM BOND

DECLARATIONS

Item 1.   **NAMED INSURED**: FEDERATED INVESTORS INC

           ADDRESS: FEDERATED INVESTORS TOWER
                                1001 LIBERTY AVENUE
                                PITTSBURGH, PA 15222

Item 2.   **BOND PERIOD**: From: October 1, 2016 To: October 1, 2017 at
12:01 A.M. Standard Time at the address of the Named Insured shown above.

Item 3.   **LIMIT OF LIABILITY**: $15,000,000 **Excess of** $25,000,000 **in the Aggregate
of** $15,000,000

Item 4.   **SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN
COLLECTIVELY THE "UNDERLYING PROGRAM"):**

Primary Policy (herein "Primary Policy"):

Insurer: Great American Insurance Company				
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
20625890601	$25,000,000	$25,000,000	$250,000	10/01/2016 - 10/01/2017

Insurer: Ace American Insurance Company			
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
DOX G24581718 007	$10,000,000 part of $25,000,000	$15,000,000	10/01/2016 - 10/01/2017

63674 (10/95)   1

ITEM 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10

ITEM 6.   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) 01-840-62-02 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM 7.   **PREMIUM: $23,503**

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



PRESIDENT
National Union Fire Insurance
Company of Pittsburgh, Pa.

SECRETARY
National Union Fire Insurance
Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7273193

63674 (10/95)   3



National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

FOLLOW FORM BOND

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I. **Coverage**

    A.   We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

    B.   The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II. **Definition**

    A.   Ultimate Net Loss

        The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.

III. **Conditions**

    A.   Maintenance of Limit of Liability of Underlying Bond

        The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

        If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

    B.   Cancellation

        1.   You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.   Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.   Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.   Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.   Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

<u>**RIDER#**</u> <u>*1*</u>

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ECONOMIC SANCTIONS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.



_____
AUTHORIZED REPRESENTATIVE

89644 (06/13)   ***RIDER 1***

RIDER# _2_

This rider, effective   _12:01 am_   _October 1, 2016_   forms a part of
bond number   _01-881-20-54_
issued to   _FEDERATED INVESTORS INC_

by   _National Union Fire Insurance Company of Pittsburgh, Pa._

RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the **Insurer** has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the **Organization** and the **Insureds** warrant and represent to the **Insurer** that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the **Insureds** hereby reaffirm each and every statement made in our application to Great American Insurance Group as accurate as of July 14, 2016 as if it was made to the **Insurer** on such date. All such statements and representations shall be deemed to be material to the risk assumed by the **Insurer**, are the basis of this policy and are to be considered as incorporated into this policy.

     TYPE OF POLICY APPLICATION

     Investment Company Bond Application

     CARRIER

     Great American Insurance Company

     DATE SIGNED

     July 14, 2016

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   **_RIDER 2_**

<u>RIDER#   3 </u>

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number   *01-881-20-54*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DROP DOWN RIDER

It is agreed that:

1.   It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of **$25,000,000** during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.   If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.   However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *RIDER 3*

RIDER# __4__

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number   *01-881-20-54*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**NOTICE OF CLAIM
(REPORTING BY E-MAIL)**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c-claim@aig.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG Property Casualty, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225.

2.   *Definitions*: For this endorsement only, the following definitions shall apply:

(a)   "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)   "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)   "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3.   This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

_____
AUTHORIZED REPRESENTATIVE

© All rights reserved.
99758 (08/08)   *RIDER 4*

This rider, effective _12:01 am_ _October 1, 2016_ forms a part of
bond number _01-881-20-54_
issued to _FEDERATED INVESTORS INC_

by _National Union Fire Insurance Company of Pittsburgh, Pa._

CO-SURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2. Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.



RIDER# 5 (Continued)

This rider, effective *12:01 am* *October 1, 2016* forms a part of bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $15,000,000 part of $25,000,000 Single Loss Limit of Liability/Aggregate	National Union Fire Insurance Company of Pittsburgh, Pa.

By:________________________
Authorized Representative

Underwritten for the sum of $10,000,000 part of $25,000,000 Single Loss Limit of Liability/Aggregate	Westchester Fire Insurance Company

By ________________________
Authorized Representative

____
AUTHORIZED REPRESENTATIVE

<u>RIDER# *6*</u>

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

113022 (10/12)   *RIDER 6*

RIDER# _7_

This rider, effective   _12:01 am   October 1, 2016_   forms a part of
bond number _01-881-20-54_
issued to _FEDERATED INVESTORS INC_

by _National Union Fire Insurance Company of Pittsburgh, Pa._

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public; or

   (ii) personal or personally identifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

113011 (10/12)   **RIDER 7**

<u>RIDER#   8</u>

This rider, effective   *12:01 am   October 1, 2016*   forms a part of
bond number   *01-881-20-54*
issued to   *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. In the event that there is an inconsistency between any: (a) state amendatory attached
    to this policy, or any other wording attached to this policy to comply with applicable
    law; and (b) any other term, condition or limitation of this policy; then, to the extent
    permitted by law, subject to the limitations below, the Insurer will resolve the
    inconsistency by applying the terms, conditions or limitations that are more favorable to
    the policyholder.

2. This endorsement shall not apply to the extent that: (a) any state amendatory or other
    wording expressly limits coverage in order to comply with applicable law, or (b) any
    such amendatory or other compliance wording amends language applicable to premium.
    In such events, the state amendatory or other compliance wording will govern over any
    other term, condition or limitation of the policy.

3. "Policyholder" means the first Named Entity, Named Organization, Named Corporation,
    Named Sponsor, Named Insured or other policyholder designated in Item 1 of the
    Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



———————————————————————
AUTHORIZED REPRESENTATIVE

94039 (05/07)   *RIDER 8*

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)   A condition material to insurability has changed substantially;

2)   Loss of reinsurance or a substantial decrease in reinsurance has occurred;

3)   Material misrepresentation by the Insured;

4)   Policy was obtained through fraud;

5)   The Insured has failed to pay a premium when due;

6)   The Insured has requested cancellation;

7)   Material failure to comply with terms;

8)   Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)   The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

52165 (05/08)   **RIDER 9**

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

2)   The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)   The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less. Loss information on the Insured shall consist of the following:

1)   Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)   Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)   Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

This rider, effective   *12:01 am*   *October 1, 2016*   forms a part of
bond number *01-881-20-54*
issued to *FEDERATED INVESTORS INC*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

The Insured's written request for loss information must be made within ten (10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium. The notice of renewal premium increase will be mailed or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS SHALL REMAIN THE SAME.



_____
AUTHORIZED REPRESENTATIVE

RIDER 9

This rider, effective   _12:01 am_   _October 1, 2016_   forms a part of
bond number _01-881-20-54_
issued to   _FEDERATED INVESTORS INC_

by   _National Union Fire Insurance Company of Pittsburgh, Pa._

FORMS INDEX ENDORSEMENT

The contents of the Policy are comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND - DEC - PAGE
63675	10/95	FOLLOW FORM BOND - GUTS
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
MNSCPT		RELIANCE UPON OTHER CARRIER'S APPLICATION
MNSCPT		DROP DOWN RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		CO-SURETY RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
113022	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
94039	05/07	STATE AMENDATORY INCONSISTENT
52165	05/08	PENNSYLVANIA AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL
78859	10/01	FORMS INDEX ENDORSEMENT



_____
AUTHORIZED REPRESENTATIVE



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _01-881-20-54_   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

FEDERATED INVESTORS INC _____

_____

_____

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: _MARSH USA INC._____

Address:_1166 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-3712_____

Address:_____

Contact: _TIMOTHY MOLINEUX_____ Phone:_____

eMail: _Timothy.R.Molineux@marsh.com_____

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-881-20-54*

Date of Discovery: _____   Estimated Amount of loss: _____

Cause of Loss: Employee Dishonesty _____   Computer Fraud _____

Funds Transfer _____   Robbery/Burglary _____

ID Theft _____   Forgery _____

Client Property _____   In Transit _____

ERISA _____   Credit Card Forgery _____

Other _____   if Other, describe: _____

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FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
May 31, 2017

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Adjustable Rate Securities Fund				
FARSF	$282,427,070			
		$288,840,611	$750,000	$283,177,070
Federated Core Trust				
HYCORE	$2,078,876,657			
BLCORE	$785,392,123			
EMCOR	$797,770,919			
MBCORE	$1,865,445,640			
		$5,642,319,045	$2,500,000	$5,531,685,338
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds				
Federated Core Trust III				
FPTFF	$499,018,273			
		$509,763,638	$900,000	$499,768,273
Federated Equity Funds				
FICF	$135,796,617			
FKLCF	$3,124,973,864			
FMMGF	$298,686,009			
FKAUF	$5,302,115,031			
FKSCF	$705,684,713			
FISVF	$822,616,957			
FCSVF	$661,861,713			
FCVF	$684,731,963			
FPBF	$252,104,136			
FEMEF	$22,108,453			
FMVF	$5,751,104			
FGSVD	$1,177,614			
FSVF	$14,173,471,800			
FARF	$161,802,312			
		$26,894,143,433	$2,500,000	$26,366,807,288
Federated Equity Income Fund, Inc.				
FEIF	$1,153,022,405			
		$1,177,357,853	$1,250,000	$1,154,272,405
Federated Fixed Income Securities, Inc.				
FMUSF	$2,529,406,291			
SIF	$759,480,686			
		$3,357,622,717	$2,100,000	$3,291,786,977
Federated Government Income Securities, Inc.				
GISI	$195,128,090			
		$199,642,652	$600,000	$195,728,090
Federated High Income Bond Fund, Inc.				
FHIBF	$825,989,246			
		$843,529,031	$1,000,000	$826,989,246
Federated High Yield Trust				
FHYT	$1,042,733,414			
FEAF	$3,581,604			
		$1,068,643,818	$1,250,000	$1,047,690,018
Federated Income Securities Trust				
FRRBF	$31,497,658			
FCIF	$2,007,371,183			
FUSG	$321,039,411			
FMSAF	$1,518,852,118			

***ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

FPDBF	$51,162,659			
FRSIF	$899,838,333			
FICBF	$209,715,506			
FSTIF	$988,247,423			
		$6,155,673,777	$2,500,000	$6,034,974,291
Federated Government Income Trust				
FGIT	$441,707,155			
		$451,306,298	$750,000	$442,457,155
Federated Index Trust				
MDCF	$888,014,969			
MXCF	$474,071,350			
		$1,391,113,046	$1,250,000	$1,363,836,319
Federated Institutional Trust				
FIHYBF	$6,423,880,792			
FGUSF	$846,084,512			
FSITRB	$330,774,894			
		$7,757,090,001	$2,500,000	$7,604,990,198
Federated Insurance Series				
IFMTR	$194,973,788			
IFHIBF	$247,282,849			
IFKAUF	$131,149,852			
IFGMF	$98,835,667			
IFQBF	$212,891,888			
IFMVF	$577,927,195			
IFUSG	$147,780,431			
		$1,647,342,504	$1,500,000	$1,615,041,671
Federated International Series Inc.				
FGTRB	$22,706,580			
		$23,415,712	$250,000	$22,956,580
Federated Investment Series Fund, Inc.				
FBF	$1,206,540,903			
		$1,231,946,722	$1,250,000	$1,207,790,903
Federated Managed Pool Series				
FMSP	$87,348,660			
FMVSP	$112			
FIBSP	$13,508,008			
FHYSP	$40,793,189			
FIDSP	$105,317,448			
FCP	$82,083,606			
		$337,697,543	$750,000	$331,076,022
Federated MDT Series				
FMACC	$138,263,991			
FMBF	$138,080,770			
FMLCG	$81,904,822			
FMSCC	$184,150,577			
FMSCG	$156,530,273			
		$715,663,042	$900,000	$701,630,433
Federated Municipal Securities Fund, Inc.				
FMSF	$351,481,946			
		$359,276,585	$750,000	$352,231,946
Federated Municipal Securities Income Trust				
FMHYAF	$634,544,561			
MIIMT	$110,303,134			
NYMIF	$28,411,362			

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

OHMIF	$162,612,080			
PAMIF	$183,259,226			
		$1,144,496,469	$1,250,000	$1,122,055,362

Federated Premier Municipal Income Fund

FPMIF	$147,200,000			
		$150,679,500	$600,000	$147,725,000

Federated Premier Intermediate Municipal Income Fund

FPIMIF	$161,200,000			
		$165,036,000	$600,000	$161,800,000

Federated-Short Intermediate Duration Municipal Trust

FSIDMT	$1,110,930,152			
		$1,134,423,755	$1,250,000	$1,112,180,152

Federated Global Allocation Fund

FGALF	$415,399,954			
		$424,472,953	$750,000	$416,149,954

Federated MDT Large Cap Value Fund

FMLVF	$730,079,774			
		$745,599,369	$900,000	$730,979,774

Federated Total Return Government Bond Fund

FTRGBF	$525,988,919			
		$537,426,698	$900,000	$526,888,919

Federated Total Return Series, Inc.

FMF	$164,664,520			
FTRBF	$7,019,322,546			
FUSBF	$2,933,660,998			
		$10,325,101,026	$2,500,000	$10,122,648,065

Federated U.S. Government Securities Fund: 1-3 Years

GOV1-3	$132,624,643			
		$135,812,636	$525,000	$133,149,643

Federated U.S. Government Securities Fund: 2-5 Years

GOV2-5	$439,385,654			
		$448,938,367	$750,000	$440,135,654

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

Federated World Investment Series, Inc.

FILF	$1,667,364,317			
FEMDF	$62,313,119			
FISCF	$151,010,965			
		$1,920,852,168	$1,500,000	$1,883,188,400

Intermediate Municipal Trust

IMT	$90,936,628			
		$93,214,361	$450,000	$91,386,628

Money Market Obligations Trust

CMCT	$345,503,159			
CTMCT	$71,675,319			
FCRF	$7,293,881,829			
FGRF	$11,630,562,600			
FLMCT	$84,268,747			
FMUTR	$218,072,562			
FP60F	$8,877,267			
FTFT	$565,203,722			
GAMCT	$94,574,609			
GOF	$69,223,297,081			
GOTMF	$6,092,043,971			
MAMCT	$107,371,370			
MIMCT	$34,687,688			
MMM	$146,014,289			
MNMCT	$49,726,794			
MOF	$1,585,056,986			
NCMCT	$78,442,945			
NJMCT	$73,672,213			
NYMCT	$282,280,628			
OHMCT	$65,508,181			
PAMCT	$99,376,335			
PCOF	$5,613,461,244			
POF	$836,103,476			
PVOF	$4,596,904,169			
TFOF	$2,397,260,162			
TOF	$31,638,878,913			
TTO	$1,857,733,198			
USTCR	$15,455,224,580			
VAMCT	$196,972,478			
		$163,992,347,746	$2,500,000	$160,776,811,516

TOTALS:	236,436,814,288.10	$241,270,789,074	$39,725,000	236,539,989,288.10

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$50,000,000

Coverage Cushion: 20.55%

$10,275,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
May 31, 2017

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

    CPF   Capital Preservation Fund

Federated International Funds PLC
    FHIAF   Federated High Income Advantage Fund
    FSTGF   Federated Short-Term U.S. Government Fund
    FSTPF   Federated Short-Term U.S. Prime Fund
    FSTTF   Federated Short-Term U.S. Treasury Securities Fund
    FUSTR   Federated U.S. Total Return Bond Fund
    FSVEF   Federated Strategic Value Equity Fund
    FMDTAC   Federated MDT All Cap U.S. Stock Fund
    FEMGD   Federated Emerging Markets Global Debt Fund

The LVM Funds, dba: Federated Unit Trust
    LVMEA   Europa-Aktien
    LVMPF   Profutur
    LVMER   Euro-Renten
    LVMIR   Inter-Renten
    LVMIA   Inter-Aktein
    LVMEK   Euro-Kurzlaufer
    LVMPB   Pro Basis

TexPool Separate Account (TXPOOL)
TexPool Prime Separate Account (TXPRIM)

Federated CBO, Ltd. II (Durbiano/Delserone) (FCBOII)

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Federated InterContinental Collective Fund (CFFICF)

Federated Prime Cash Collective Fund (PCCIF)

Federated Prime Private Liquidity Fund (FPPLF)

Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend SMA Agrt. (ISVD)

Global Strategic Value Dividend SMA Agrt.

Federated Clover Non-Registered Funds
    Clover Capital Multi Cap Value Equity Common Fund, LLC
    Clover Capital Mid Cap Value Equity Common Fund, LLC
    Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
    Clover Capital Core Fixed Income Common Fund, LLC
    Clover Capital Multi Cap Value Equity Fund Group Trust
    Clover Capital Core Fixed Income Fund Group Trust
    Clover Absolute Return Fund, LLC
    Clover MicroMax Fund, LLC
    Clover Focus Series: Income Plus Fund, L.P.

Federated MDTA LLC - Non-Registered Funds
    Optimum Q - Market Neutral LLC

Federated MDT All Cap Core Collective Fund (CFMACC)

Federated Cash Management Funds
  FSSPF   Federated Short-Term Sterling Prime Fund
  FSCPF   Federated Sterling Cash Plus Fund
  FPRUP   Federated US Dollar Cash Plus Fund
  FPREP   Federated Euro Cash Plus Fund
  FPRSB   Federated Sterling Short Duration Bond Fund
  FPRUB   Federated US Dollar Short Duration Bond Fund
  FPREB   Federated Euro Short Duration Bond Fund

  FSTDDF   Federated Short-Term Daily U.S. Dollar Fund, LTD

Massachusetts Government Funds
  MACP   MMDT Cash Portfolio
  MAST   MMDT Short Term Bond Portfolio

Note: The following maintain their own Fidelity Bond coverage.
   U.S. Trust Company of New York/Excelsior Funds